Filed by Fortune Brands, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: General Binding Corporation

Commission File Number: 0-2604

This material is not a substitute for the registration statement ACCO World Corporation (“ACCO”) and General Binding Corporation (“GBC”) will file with the Securities and Exchange Commission in connection with the transaction, or the proxy statement/prospectus-information statement to be mailed to stockholders. Investors are urged to read the proxy statement/prospectus-information statement which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus-information statement and other documents which will be filed by Fortune Brands, ACCO and GBC with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to ACCO World Corporation, 300 Tower Parkway, Lincolnshire, IL, 60069, Attention: Investor Relations; or by directing a request when such a filing is made to General Binding Corporation, One GBC Plaza, Northbrook, IL, 60062, Attention: Investor Relations.

GBC, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation will be set forth in the proxy statement/prospectus-information statement when it becomes available.

THE FOLLOWING IS A JOINT PRESS RELEASE OF FORTUNE BRANDS AND GBC DATED MARCH 16, 2005.

NEWS RELEASE NEWS RELEASE NEWS RELEASE
Fortune Brands, Inc., 300 Tower Parkway, Lincolnshire, IL 60069

Contacts:

Clarkson Hine	Tony Diaz	Tony Giuliano
Fortune Brands	Fortune Brands	GBC
(media relations)	(investor relations)	(investor & media relations)
847-484-4415	847-484-4410	847-291-5451

FORTUNE BRANDS TO SPIN OFF ACCO WORLD OFFICE PRODUCTS UNIT;

ACCO WORLD TO MERGE WITH GENERAL BINDING CORPORATION,

CREATING WORLD’S LARGEST SUPPLIER

OF BRANDED OFFICE PRODUCTS

•	Combined ACCO-GBC Enterprise Will Boast Exceptional Brand Portfolio and Increased Scale in Growing Office Products Market

•	Conference Call Today at 9:15 AM ET to Discuss Spin-Off and Merger

Lincolnshire and Northbrook, IL, March 16, 2005 – In moves to enhance shareholder value, Fortune Brands, Inc. (NYSE: FO) and General Binding Corporation (NASDAQ: GBND) announced today that Fortune Brands will spin off to shareholders its ACCO World Corporation office products unit, and that ACCO will merge with General Binding Corporation (GBC) to create the world’s largest supplier of branded office products with combined revenues of nearly $2 billion.

The merger of ACCO and GBC will establish an office products powerhouse with a broad portfolio of leading brands. The new company, to be called Acco Brands Corporation, will combine ACCO’s Swingline, Wilson Jones, Kensington, Day-Timer and Rexel brands with GBC’s GBC and Quartet brands. With increased scale and international reach, Acco Brands Corporation will be well positioned to capitalize on growth opportunities in the growing and fragmented global office products market.

The spin-off of ACCO sharpens Fortune Brands’ focus on growing its high-return Home & Hardware, Spirits & Wine and Golf businesses. As part of the spin-off, Fortune Brands will receive a cash dividend of $625 million from ACCO. Upon completion of the simultaneous spin-off and merger, which is expected this summer, shareholders of both Fortune Brands and GBC will receive shares in the newly created company.

•	Fortune Brands shareholders of record will, in addition to retaining all of their shares of Fortune Brands stock, receive one share of Acco Brands Corporation for approximately every 4.6 shares they own of Fortune Brands stock.
•	GBC shareholders will receive one Acco Brands share in exchange for each GBC share they hold.
•	When the deal closes, Fortune Brands’ shareholders will own 66% of Acco Brands Corporation and GBC’s shareholders will own 34%, a proportion that approximates the underlying contribution of the two companies to the combined business. The new company will have a single class of stock.

(more)

www.fortunebrands.com

Fortune Brands to Spin Off ACCO World Office Products Unit, Page 2

The transaction, which was unanimously approved by the boards of directors of Fortune Brands and GBC, will be tax-free to U.S. shareholders of both companies. Acco Brands Corporation plans to seek listing on the New York Stock Exchange.

The spin-off and merger are subject to regulatory approvals and other customary closing conditions. The merger is also subject to approval by GBC shareholders. GBC’s majority shareholder has agreed to vote for the merger.

Acco Brands has commitments for financing that will be used to finance the dividend to Fortune Brands and the repayment of GBC’s existing debt.

Spin-Off Creates Value for Companies’ Shareholders

“We believe this is a win-win-win for Fortune Brands, ACCO and GBC that will better position each company for long-term growth and deliver greater value to our respective shareholders,” said Fortune Brands chairman & CEO Norm Wesley.

“Fortune Brands has established a long track record of innovative strategic actions, including high-return acquisitions, creative joint ventures and high-impact partnerships, to drive shareholder value higher. We considered a range of alternatives for ACCO, and we believe this spin-off and merger maximize value for shareholders.

“For Fortune Brands, we believe we can drive the greatest shareholder value by sharpening the company’s focus on growth in our Home & Hardware, Spirits & Wine and Golf businesses. Furthermore, our confidence in the new Acco Brands Corporation is underpinned by the dramatic success of the management team at ACCO in repositioning the business to better compete in the marketplace, restoring top-line growth and a high level of profitability, and creating long-term value. ACCO’s proven management team has the opportunity to create significant value by merging with GBC, and the spin-off will provide shareholders of both companies the opportunity to participate in the new company’s upside potential.”

Before the benefit of any future synergies, the combination of the $625 million dividend and shares of the new company imply an aggregate value to Fortune Brands shareholders of approximately $1.1 billion.

Excellent Strategic Fit Creates Office Products Powerhouse

“ACCO and GBC are an excellent strategic fit, and we’re excited about our growth opportunities as a combined independent, publicly traded company,” said David Campbell, president & CEO of ACCO World, who will lead the new company as chairman & CEO. “ACCO has achieved success over the past three years by creating low-cost state-of-the art supply chains, highly efficient shared support services, and a sharply focused go-to-market strategy. Our successful realignment gives us an excellent foundation for future growth. The merger with GBC is the next logical step forward.”

Acco Brands Corporation plans to establish long-term growth goals that include low-to-mid single-digit sales growth, mid-to-high single-digit operating income growth and double-digit growth in diluted EPS.

(more)

www.fortunebrands.com

Fortune Brands to Spin Off ACCO World Office Products Unit, Page 3

“Acco Brands Corporation will be built on the strength of great brands, top-notch people, an effective strategy, stepped-up innovation and a low-cost infrastructure. GBC’s brands – market leaders in binding, laminating, presentation boards and shredders – complement our positions in the growing document presentation, visual communication and workspace tools categories. Combining our two companies’ strengths will increase our product breadth and provide excellent opportunities to increase efficiencies. With consolidation in the customer tier, large customers increasingly want to deal with large suppliers with strong brands, and we’ll be better positioned than ever to compete in this environment. As the world’s largest supplier of branded office products, Acco Brands will support the consumer’s need for greater productivity – at work, at home, at school and on the road.” The broad categories in which the combined company’s brands compete represent approximately $40 billion in sales in the U.S. and Europe.

“Notably, the combined company will benefit from significant operating synergies,” Campbell continued. “We expect annual cost savings to reach $40 million over the next three years, a portion of which we plan to reinvest in the business. We look forward to joining forces with GBC and to benefiting from the best talent in both organizations. Above all, we see excellent opportunities to drive growth, enhance returns and create value for shareholders in the future.”

Dennis Martin, chairman, president and CEO of GBC, said, “We’re very excited about the prospects of being a significant part of Acco Brands Corporation, and we’re confident that combining these two complementary companies to make a larger, stronger one makes perfect strategic sense. Our brands, product lines and cultures are a great fit with ACCO’s. We look forward to combining our respective strengths to serve our customers even better. Also, Acco Brands’ capital structure will provide for more liquidity and an increased ability for a broader range of shareholders to benefit from our future growth prospects.”

Brand Strength of Combined Company

ACCO World generated sales of $1.2 billion and operating income before charges of $137.4 million in 2004. Among its leading brands are:

•	Swingline (the leader in stapling and punches in North America)
•	Wilson Jones (a leader in ring binders in North America)
•	Kensington (fast-growing computer accessories and the leader in computer security products worldwide)
•	Day-Timer (a leader in paper-based planners in North America)
•	Boone (a leader in retail white boards in the U.S.)
•	Apollo (a leader in overhead projectors in the U.S.)
•	ACCO (the leader in clips and fasteners in North America)
•	Rexel (a European leader in general office products)

GBC, which achieved sales of $712.3 million and operating income before charges of $53.0 million in 2004, has leading positions in laminating, binding, personal and desktop shredders and presentation boards that will add strength in key product categories. Its leading brands include:

•	GBC (the global leader in binding and laminating equipment and supplies, and a leader in personal and desktop shredders)
•	Quartet (a leader in wholesale presentation boards and accessories in North America)
•	Ibico (a leader in binding and laminating equipment and supplies in Europe)

(more)

www.fortunebrands.com

Fortune Brands to Spin Off ACCO World Office Products Unit, Page 4

By combining geographic strengths, the new company will also have leading positions in key geographic markets. In addition to its strength in the U.S. and mainland Europe, ACCO is the #1 office products supplier in Canada, Mexico, the United Kingdom, Ireland and Australia. GBC adds strength in these markets as well as a presence in Asia and other markets.

Acco Brands Corporation will be led by David Campbell as chairman & CEO and Neal Fenwick, ACCO World’s chief financial officer, as CFO. The new company’s board of directors will be composed of nine members, including Norm Wesley and three additional members from Fortune Brands’ board. Three members of GBC’s board will also join the Acco Brands Corporation board.

Fortune Brands Expects Double-Digit Growth Post-Spin

Excluding office products, Fortune Brands’ remaining three segments generated sales of $6.14 billion and operating income of $1.01 billion in 2004, and include such leading consumer brands as Moen, Titleist, Jim Beam, Aristokraft, Therma-Tru, FootJoy and Master Lock. For 2005, on a continuing operations basis, Fortune Brands is targeting diluted EPS before charges/gains to grow at a double-digit rate, consistent with its long-term growth goal. In addition, the spin-off will not impact Fortune Brands’ current dividend rate.

The company also noted that ACCO World has a minority shareholder, whose interest is approximately 2%, who will receive a proportionate amount of the pre-spin dividend and new company shares.

Conference Call Today at 9:15 AM ET

Fortune Brands, ACCO and GBC will host a joint conference call today at 9:15 AM ET to discuss today’s announcement. A live Internet webcast of the conference call will be available in the Investor Relations section of both the www.fortunebrands.com and www.gbc.com websites. It is recommended that listeners log on 10 minutes prior to the start of the call. An Internet replay of the conference call will be available on both websites within two hours of the completion of the call. Individuals without Internet access may listen to the call by dialing 1-706-643-3726 prior to 9:15 AM ET.

* * *

About Fortune Brands

Fortune Brands, Inc. is a $7 billion leading consumer brands company. Its operating companies have premier brands and leading market positions in home and hardware products, spirits and wine, golf equipment and office products. Home and hardware brands include Moen faucets, Aristokraft, Schrock, Diamond and Omega cabinets, Therma-Tru door systems, Master Lock padlocks and Waterloo tool storage sold by units of Fortune Brands Home & Hardware, Inc. Major spirits and wine brands sold by units of Jim Beam Brands Worldwide, Inc. include Jim Beam and Knob Creek bourbons, DeKuyper cordials, The Dalmore single malt Scotch, Vox vodka and Geyser Peak and Wild Horse wines. Acushnet Company’s golf brands include Titleist, Cobra and FootJoy. Office brands include Swingline, Wilson Jones, Kensington and Day-Timer sold by units of ACCO World Corporation. Fortune Brands, headquartered in Lincolnshire, Illinois, is traded on the New York Stock Exchange under the ticker symbol FO and is included in the S&P 500 Index and the MSCI World Index.

(more)

www.fortunebrands.com

Fortune Brands to Spin Off ACCO World Office Products Unit, Page 5

About ACCO World Corporation

The ACCO World Corporation unit of Fortune Brands is a world leader in branded office products. With leading brands including Swingline, Wilson Jones, Kensington, Day-Timer, Boone, Apollo and Rexel, the company’s innovative products help people work more efficiently, more comfortably and more productively than ever before. ACCO’s annual sales exceed $1.1 billion. The company is headquartered in Lincolnshire, IL.

About General Binding Corporation

General Binding Corporation (GBC) is a world leader in products that bind, laminate, and display information enabling people to accomplish more at work, school and home. GBC’s products are marketed in over 100 countries under the GBC, Quartet, and Ibico brands. These products are designed to help people enhance printed materials and organize and communicate ideas. The company is headquartered in Northbrook, IL.

Forward-Looking Statements

This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of Fortune Brands, ACCO World and GBC, are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “forecast,” “project,” “plan,” or similar expressions. Fortune Brands’, ACCO’s and GBC’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain and actual results may differ from those predicted. Fortune Brands, ACCO and GBC undertake no obligation to update these forward-looking statements in the future. Among the factors that could cause plans, actions and results to differ materially from current expectations are: competition within the office products, document finishing and film lamination industries; the effects of economic and political conditions; the ability of distributors to successfully market and sell our products; the availability and price of raw materials; dependence on certain suppliers of manufactured products; the effect of consolidation in the office products industry; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of GBC stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; as well as other risks and uncertainties detailed from time to time in Fortune Brands’, ACCO’s and GBC’s respective Securities and Exchange Commission filings.

This material is not a substitute for the registration statement ACCO and GBC will file with the Securities and Exchange Commission in connection with the transaction, or the proxy statement/prospectus-information statement to be mailed to stockholders. Investors are urged to read the proxy statement/prospectus-information statement which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus-information statement and other documents which will be filed by Fortune Brands, ACCO and GBC with the Securities and Exchange Commission will be available free of

(more)

www.fortunebrands.com

Fortune Brands to Spin Off ACCO World Office Products Unit, Page 6

charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to ACCO World Corporation, 300 Tower Parkway, Lincolnshire, IL, 60069, Attention: Investor Relations; or by directing a request when such a filing is made to General Binding Corporation, One GBC Plaza, Northbrook, IL, 60062, Attention: Investor Relations.

GBC, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation will be set forth in the proxy statement/prospectus-information statement when it becomes available.

# # #

Facts About FORTUNE BRANDS

Number of Employees:	32,000

Sales:	$7.32 billion in 2004, +18%. ($6.14 billion excluding Office Products, +20%).

Net Income:	$783.8 million in 2004, +35%. ($697.8 million excluding Office Products, +30%)

Business Segments:	2004 Sales	2004 Operating Income
• Home & Hardware	$3.76 billion	$598.5 million
• Spirits & Wine	$1.17 billion	$333.7 million
• Golf	$1.21 billion	$153.8 million
• Office	$1.17 billion	$109.8 million

Top Selling Brands: Moen faucets, Titleist golf equipment, Aristokraft cabinetry, Jim Beam bourbon, Therma-Tru door systems, FootJoy golf shoes & gloves, Master Lock security products, Omega cabinetry, Kitchen Craft cabinetry, Cobra golf clubs, DeKuyper cordials.

Headquarters:	Lincolnshire, IL

Chairman and CEO:	Norm Wesley

Facts About ACCO World and GBC

2004 results (in millions)

	ACCO World	GBC
Net sales	$1,175.7	$712.3
international sales	48%	41%

Operating income	$109.8	$50.5

Op. income before charges	$137.4	$53.0
% of sales	12%	7%

Depreciation & amortization	$29.5	$21.5
Return on Net Tangible Assets
Before Charges[1]	36.6%	22.3%

Company Facts
Number of employees	4,300	3,600

Headquarters	Lincolnshire, IL	Northbrook, IL

Management	David Campbell President & CEO	Dennis Martin Chairman, President & CEO

Product Categories and
Leading Brands
Workspace Tools:	Swingline, ACCO, Rexel	GBC, Ibico
	(stapling, punches, clips, fasteners)	(personal and desktop
		shredders, trimmers)

Document Presentation:	Wilson Jones, Rexel	GBC, Ibico
	(presentation binders)	(binding equipment & supplies, lamination equipment & supplies)

Visual Communication:	Boone, Apollo, Nobo	Quartet
	(retail white boards,	(wholesale presentation boards
	overhead projectors)	and accessories)

Computer Accessories:	Kensington

Storage & Organization:	Wilson Jones, Rexel, Marbig

Personal Productivity:	Day-Timer

1Reconciliation of Operating Income Before Charges and the effect on RONTA

	ACCO World	GBC
(in millions)

Op Income before Charges	$137.4	$53.0
Charges	$27.6	$2.5
Operating Income	$109.8	$50.5

Return on net tangible assets – or RONTA – is a measure of the operating returns generated on a company’s net tangible assets. RONTA represents operating income (loss) before charges divided by the average GAAP assets less intangibles, accounts payable and other non-interest bearing liabilities.

(Net tangible assets for ACCO World is a 13-point average and a 2-point average based on publicly available data for GBC.)

The above measures are used to determine the returns generated by operating subsidiaries and to evaluate and identify cost-reduction initiatives. Investors believe these measures provide helpful supplemental information regarding the underlying results of the businesses from year to year. These measures may also be inconsistent with similar measures provided by other companies.